LEADERJAM INVESTOR PRESENTATION

Summary for Discussion

November 2024



Tackle Challenges with Your Personal Board of Advisors



Access a tailored team of expert coaches 24/7.

LEADER JAM
Build A Global Knowledge Business

The Future is Now with LeaderJam


Turn Yourself or Any Public Expert
Into an AI Avatar Chatbot With Specific Knowledge
Laura Scott
Turn Yourself or an Expert
Into an AI Digital Avatar Chatbot


Create Coach
1 Coach
2 Profile
3 Content Source
Michael Harris
Team Building Coach
Select Coach
Christopher Blake
Select Coach
Emily Harper
Life Coach
Select Coach
Johnathan Mitchell
Sales, Business Coach
Select Coach
Ahmed Johnson
Business Development
Select Coach
David Parker
Team Performance Coach
Select Coach

A global network of Digital Twins
who transition to real coaches supporting you to thrive in all areas.

LEADERJAM
Build A Global Knowledge Business

Clients Get a Team of Coaches
Coaches Get a Pipeline of Clients



Clients create a personalized team of Digital Twins with 24/7 access to coaches behind each avatar. Engage with your avatars representing real coaches for top-tier guidance. The platform's dynamic, multi-conversation interface, like Twitter, makes interaction seamless.

Coaches engage in a scalable lead-generation platform for providing coaching services with a global network of Digital Twins that engage potential customers and deliver warm leads. Customize your individual Digital Twin to provide seamless 24/7 access for clients.

4

LEADER JAM
Build A Global Knowledge Business

First, Coaches Automate a Digital Twin



Turn Yourself or Any Public Expert

Turn Yourself or an Expert

Into an AI Avatar Chatbot With Specific Knowledge

Laura Scott
Today
Hello! Laura Scott
Laura Scott
Hello ! Nazrul How are you?
Can you help me create a strategy
Laura Scott
Sure, have a great working week!!

Into an AI Digital Avatar Chatbot

Coaches and Clients Seamlessly Go Live



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a Free Live Consultation.
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You experience coaching, workshops, courses, and more.

On a Unique Hybrid Experience Platform Combining AI Digital Twins and Live Engagement


LEADERJAM
A Global Learning Company
THE PREMIER LIFELONG LEARNING PLATFORM
An Unparalleled Suite of Services to
Build Your Elite Training and Coaching Business
Turn your expertise into revenues. Deliver personalized learning solutions with AI.

LEADERJAM
Build A Global Knowledge Business

Traction & Customers

- Chosen as an Appsumo "Select Company"
- Reached an average $200,000 annual revenues during AppSumo launch
- Achieved 4/5 star reviews
- 1200 successful pilots
- Achieved early-stage revenues at promotional pricing
- Leading global innovator in the space by clients and reviewers
- Burns Levinson "Innovation Start Up" Program





Outstanding, comprehensive, highly-functional practice and growth management tool. It seems to do all the things, and then some.

Jul 12, 2024

DragonBoy
Purchased from: AppSumo.com



Great Coaching Platform!
I'm a leadership coach, and LeaderJam makes connecting with my clients seamless and efficient. From Zoom to transacting business, it's a snap. Give it a try. You'll be happy you did!

Jul 26, 2024

tom662
Purchased from: AppSumo.com



Growth & Value Projection

1200+ New Pilots

55,000+ List of Client Prospects

200 New Clients/Month

Current Est. Enterprise Value—$8M

Target Value 2-3 years—$20-$25M



Forward-looking projections cannot be guaranteed.

The Demand for Bots

The global bot services market size was valued USD 1.6 billion in 2022 and is projected to reach USD 6.7 billion by 2027, at a CAGR of 33.2% during the forecast period.



MarketsandMarkets
https://www.marketsandmarkets.com
Bot Services Market Size, Industry Share Forecast

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The bot market is predicted to grow 33.2% annually to reach $6.7 billion by 2027. We cover popular topics: Business Coaching, Leadership Coaching, Health and Wellness Coaching, and Physical Development Coaching.

Source: Verified Market Research & Fatbit.



Top 5 Reasons to Invest



- **Solution to #1 Challenge—Lead Gen for Experts**
- **Exponential Market Growth**
- **Scalable AI Technology for Lead Generation**
- **Proven Traction and Recurring Revenue Model**
- **Strong Leadership Team**

LEADER JAM
Build A Global Knowledge Business

We Are Building a Global Network



"We are building a global network of Expert Avatars that engage with potential customers to create warm leads for our experts. Users build a personal Board of Directors of avatars, and access the live expert when they need to hire deep expertise. It operates 24/7 in a Twitter-like multi-conversation framework."

Kevin Sheehan
Founder & CEO

Kevin Sheehan
IdeaJam Avatar



LEADER JAM

Build A Global Knowledge Business